 Exhibit 99.1

TransAlta to Host 2023 Investor Day

CALGARY, AB, Oct. 19, 2023 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta") is pleased to announce that it will hold an Investor Day in Toronto on Tuesday, November 21, 2023. The event will be a hybrid format, with in-person and live webcast attendance options available. The formal presentations will commence at 9:30 a.m. (ET) (7:30 a.m. MT) and are expected to conclude by approximately 12:00 p.m. (ET) (10:00 a.m. MT).

The event will feature presentations from John Kousinioris, President and Chief Executive Officer, Todd Stack, Executive Vice President and Chief Financial Officer, and other members of the executive leadership team. The team will provide an in-depth view of the company's strategic plan and priorities, long-term growth and financial outlook.

The Investor Day is open to the investment community and registration for in-person attendance closes on Wednesday, November 15, 2023.  Attendees can register to receive information for the live event below or on the Investor Centre of TransAlta's website.

2023 Hybrid Investor Day Webcast Registration Link:
https://transalta.com/investor-day-2023/

Event details:
TransAlta 2023 Investor Day
November 21, 2023
Start time: 9:30 a.m. ET / 7:30 a.m. MT

For those unable to view the event live,  a recording of the video webcast and corresponding presentation will be made available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and AA from MSCI.

For more information about TransAlta, visit our web site at transalta.com.

View original content:https://www.prnewswire.com/news-releases/transalta-to-host-2023-investor-day-301961538.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2023/19/c3370.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 19-OCT-23